UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38929

Fiverr International Ltd.
(Exact Name of Registrant as Specified in Its Charter)

8 Eliezer Kaplan Street
Tel Aviv 6473409, Israel
+972 (72) 228-0910
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K including its exhibits are incorporated by reference into Fiverr International Ltd. (the “Company”) registration statements on Form F-3 (File No. 333-285050) and Form S-8 (File Nos. 333-232310, 333-237511, 333-248580, 333-253261, 333-262814, 333-262817, 333-270990, 333-270992, 333-277268, 333-277270, 333-285048 and 333-285049) and shall be part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

An Annual General Meeting of Shareholders of the Company will be held on Wednesday, September 17, 2025, at 4:00 p.m. (Israel time), at the Company’s headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel. In connection with the Annual General Meeting of Shareholders, the Company hereby furnishes the following documents:

(i)
Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders describing proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

(ii)	Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on September 17, 2025

99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on September 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: August 7, 2025	By: /s/ Gurit Kainnan-Vardi Name: Gurit Kainnan-Vardi Title: EVP & General Counsel